SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of February, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

6 March 2013

AVIVA ANNOUNCES DIRECTORATE CHANGES

Aviva plc ("Aviva" or "the Company") announces the following changes to the composition of its Board and Committees:

• Richard Goeltz will retire from the Board, and as Senior Independent Director and a member of the Audit Committee and Nomination Committee on 8 May 2013, having served nine years on the Board.

• Russell Walls will retire from the Board, and as Audit Committee Chairman and a member of the Nomination Committee and Risk Committee on 8 May 2013, having served nine years on the Board.

• Sir Adrian Montague will become the Senior Independent Director on 8 May 2013 and joins the Audit Committee, Corporate Responsibility Committee and Nomination Committee with immediate effect.

• Glyn Barker will become Audit Committee Chairman on 8 May 2013.

• Bob Stein has been appointed as a member of the Nomination Committee, Risk Committee and Remuneration Committee with immediate effect.

•     Due to his significant involvement in the Board's Committees and in light of the changes announced above, Mike Hawker will step down as a member of the Remuneration Committee on 8 May 2013. Mike will continue as Chairman of the Risk Committee and a member of the Audit Committee and Nomination Committee.

Commenting on the changes, John McFarlane, chairman of Aviva said:

"I would like to thank Richard and Russell for their significant contribution to the Board and its Committees over the last nine years. The changes announced today are in line with the on-going programme to refresh the Board and ensure that we have the optimum balance of skills, knowledge, diversity and experience on the Board."

This announcement is made pursuant to Listing Rule 9.6.11.
ends

Media enquiries:

Andrew Reid                                                                                +44 (0)20 7662 3131

Notes to editors:

• Aviva provides 43 million customers with insurance, savings and investment products.

• We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.

• We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

• The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive

• Follow us on twitter: www.twitter.com/avivaplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 06 March, 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary